Exhibit 99.2

Independent Auditor’s Report on the financial results of Dr. Reddy’s Laboratories Limited Pursuant to the Clause 41 of the Listing Agreement

To

The Board of Directors of Dr. Reddy’s Laboratories Limited

We have audited the accompanying annual financial results of Dr. Reddy’s Laboratories Limited (“the Company”) for the year ended 31 March 2015, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement except for the disclosures regarding the “Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us. Attention is drawn to the fact that the figures for the quarter ended 31 March 2015 and the corresponding quarter ended in the previous year as reported in these financial results are the balancing figures between the audited figures in respect of the full financial year and the published year to date figures up to the end of the third year of the relevant financial year. Also the figures up to the end of the third quarter had only been reviewed and not subjected to audit.

These financial results have been prepared on the basis of the annual financial statements and reviewed quarterly financial results up to the end of the third quarter. Management is responsible for the preparation of these financial results that give a true and fair view of the net profit and other financial information in accordance with the recognition and measurement principles laid down under section 133 of the Companies Act, 2013 read with rule 7 of the Companies (Accounts) Rules, 2014 and other accounting principles generally accepted in India and in compliance with Clause 41 of the Listing Agreement.

This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial results based on our audit of the annual financial statements. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.

An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these financial results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

(ii)	give a true and fair view of the net profit and other financial information for the year ended 31 March 2015.

Further, we also report that we have, on the basis of the books of accounts and other records and information and explanation given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co. LLP

Chartered Accountants

Firm Registration Number: 101248W/W-100022

Supreet Sachdev

Partner

Membership No: 205385

Place: Hyderabad

Date: 12 May 2015

DR. REDDY’S LABORATORIES LIMITED

PART I: STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2015

All amounts in Indian Rupees lakhs, except share data

Sl. No.	Particulars	Quarter ended			Year ended
		31.03.2015	31.12.2014	31.03.2014	31.03.2015	31.03.2014
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)

1	Income from operations
	a) Net sales / income from operations (Net of excise duty)	266,120	212,136	253,227	988,739	949,572
	b) License fees and service income	1,008	660	6,297	4,006	15,112
	c) Other operating income	1,744	2,294	1,988	8,349	8,121

	Total income from operations (net)	268,872	215,090	261,512	1,001,094	972,805

2	Expenses
	a) Cost of materials consumed	47,201	63,527	62,839	232,263	224,802
	b) Purchase of traded goods	13,121	15,149	13,323	52,606	46,904
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	13,007	(7,049)	(6,856)	(2,896)	(17,048)
	d) Employee benefits expense	38,433	36,909	35,300	149,086	141,991
	e) Selling expenses	22,338	26,109	27,760	106,350	89,898
	f) Depreciation and amortisation	13,677	12,739	9,895	49,023	38,050
	g) Provision for decline in the value of long-term investments	—	—	—	—	2,449
	h) Other expenditure	59,162	65,079	66,024	224,585	207,635

	Total expenses	206,939	212,463	208,285	811,017	734,681

3	Profit from ordinary activities before other income, finance costs and exceptional items (1 - 2)	61,933	2,627	53,227	190,077	238,124

4	Other income	8,726	6,274	8,385	22,285	15,146

5	Profit from ordinary activities before finance costs and exceptional items (3 + 4)	70,659	8,901	61,612	212,362	253,270

6	Finance costs	1,877	1,391	1,898	6,380	7,831

7	Profit from ordinary activities before exceptional items (5 - 6)	68,782	7,510	59,714	205,982	245,439

8	Exceptional items	—	—	—	—	—

9	Profit from ordinary activities before tax (7 + 8)	68,782	7,510	59,714	205,982	245,439

10	Tax expense	11,640	351	12,571	38,047	52,155

11	Net Profit from ordinary activities after tax (9 - 10)	57,142	7,159	47,143	167,935	193,284

12	Extra-ordinary items (net of tax)	—	—	—	—	—

13	Net profit for the period / year (11 - 12)	57,142	7,159	47,143	167,935	193,284

14	Paid-up equity share capital (face value Rs. 5/- each)	8,519	8,518	8,505	8,519	8,505

15	Reserves (excluding revaluation reserve)				1,054,853	924,377

16	Earnings per share before and after extra-ordinary items (in Rupees) per Rs. 5/- share
	- Basic	33.54	4.20	27.71	98.60	113.67
	- Diluted	33.40	4.18	27.59	98.18	113.13
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

PART II: SELECTED INFORMATION FOR THE QUARTER AND YEAR ENDED 31 MARCH 2015

A PARTICULARS OF SHAREHOLDING

Sl. No.	Particulars	Quarter ended			Year ended
		31.03.2015	31.12.2014	31.03.2014	31.03.2015	31.03.2014

1	Public shareholding*
	- Number of shares (face value Rs.5/- each)	98,189,505	97,291,936	96,048,821	98,189,505	96,048,821
	- Percentage of shareholding	57.63	57.11	56.47	57.63	56.47

2	Promoters and promoter group shareholding
	a) Pledged / Encumbered
	- Number of shares	—	—	—	—	—
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	- Percentage of shares (as a % of the total share capital of the company)	—	—	—	—	—

	b) Non-encumbered
	- Number of shares	43,417,812	43,417,812	43,417,812	43,417,812	43,417,812
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00
	- Percentage of shares (as a % of the total share capital of the company)	25.48	25.49	25.52	25.48	25.52

*	Public shareholding as defined under Clause 40A of Listing Agreement (excludes shares held by Promoters, Promoter Group and American Depository Receipt Holders)

B INVESTOR COMPLAINTS

Pending at the beginning of the quarter	Nil
Received during the quarter	5
Disposed off during the quarter	5
Remaining unresolved at the end of the quarter	Nil

Segment Information

All amounts in Indian Rupees lakhs

Sl. No.	Particulars	Quarter ended			Year ended
		31.03.2015	31.12.2014	31.03.2014	31.03.2015	31.03.2014
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue, results and capital employed:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	68,155	64,468	68,761	273,033	248,914
	b) Global Generics	213,484	168,773	209,517	796,154	776,769
	c) Proprietary Products	—	—	—	—	3,131
	Total	281,639	233,241	278,278	1,069,187	1,028,814

	Less: Inter segment revenue	12,767	18,151	16,766	68,093	56,011
	Add: Other unallocable income	—	—	—	—	2
	Total income from operations	268,872	215,090	261,512	1,001,094	972,805

2	Segment results:
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	1,676	(3,922)	549	4,512	6,258
	b) Global Generics	71,882	6,123	45,442	221,809	291,062
	c) Proprietary Products	(9,710)	(6,739)	(6,935)	(31,035)	(19,909)
	Total	63,848	(4,538)	39,056	195,286	277,411

	Less: (i) Interest	1,877	1,391	1,898	6,380	7,831
	(ii) Other un-allocable expenditure / (income), net	(6,811)	(13,439)	(22,556)	(17,076)	24,141
	Total profit before tax	68,782	7,510	59,714	205,982	245,439

3	Capital Employed:
	a) Pharmaceutical Services and Active Ingredients	311,881	292,880	273,267	311,881	273,267
	b) Global Generics	599,189	601,000	566,508	599,189	566,508
	c) Proprietary Products	(11,131)	(8,885)	590	(11,131)	590
	d) Unallocated	163,433	165,183	92,517	163,433	92,517
	Total	1,063,372	1,050,178	932,882	1,063,372	932,882

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost. Centrally managed assets and liabilities such as Cash and bank balances, loans and advances to subsidiaries, income tax assets and liabilities, investments and borrowings are included in unallocated capital employed.

Notes:

1.	Statement of assets and liabilities

All amounts in Indian Rupees lakhs

Sl. No.	PARTICULARS	As at	As at
		31.03.2015	31.03.2014
		(Audited)	(Audited)
A	EQUITY AND LIABILITIES
1	Shareholders’ funds
	a) Share capital	8,519	8,505
	b) Reserves and surplus	1,054,853	924,377
	Sub-total - Shareholders’ funds	1,063,372	932,882
2	Non-current liabilities
	a) Long term borrowings	93,913	90,155
	b) Deferred tax liabilities, net	12,899	12,519
	c) Other long term liabilities	2,552	476
	d) Long-term provisions	4,979	3,348
	Sub-total - Non-current liabilities	114,343	106,498
3	Current liabilities
	a) Short-term borrowings	218,571	176,298
	b) Trade payables	71,596	84,227
	c) Other current liabilities	123,770	102,937
	d) Short-term provisions	53,944	47,950
	Sub-total - Current liabilities	467,881	411,412
	TOTAL - EQUITY AND LIABILITIES	1,645,596	1,450,792

B	ASSETS
1	Non-current assets
	a) Fixed assets	373,770	332,436
	b) Non-current investments	176,007	174,005
	c) Long-term loans and advances	55,386	53,581
	d) Other non-current assets	111	—
	Sub-total - Non-current assets	605,274	560,022
2	Current assets
	a) Current investments	210,218	106,643
	b) Inventories	172,332	159,213
	c) Trade receivables	471,169	456,148
	d) Cash and bank balances	90,143	66,507
	e) Short-term loans and advances	86,567	82,857
	f) Other current assets	9,893	19,402
	Sub-total - Current assets	1,040,322	890,770
	TOTAL - ASSETS	1,645,596	1,450,792

2.	The above financial results are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair value. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006 which continue to apply under section 133 of the Companies Act 2013; guidelines issued by Securities and Exchange Board of India; and other accounting principles generally accepted in India.

3.	On 1 April 2015, the Company entered into a definitive agreement to acquire a select portfolio of the established products business of UCB in the territories of India, Nepal, Sri Lanka and Maldives for a total consideration of Rs.80,000 lakhs. The business is being acquired on a slump sale basis. The acquisition is expected to be closed in the first quarter of the financial year 2015-16.

4.	Schedule II to the Companies Act, 2013 (“Schedule”) prescribes the useful lives for various classes of tangible assets. For certain class of assets, based on its technical evaluation and assessment, the Company believes that the useful lives adopted by it best represent the period over which an asset is expected to be available for use. Accordingly, for these assets, the useful lives estimated by the Company are different from those prescribed in the Schedule.

5.	Other expenditure for the quarter ended 31 December 2014 includes impairment loss of Rs. 2,009 lakhs relating to some of the product related intangibles forming part of Company’s Global Generics segment.

6.	The audited results have been reviewed by the Audit Committee of the Board on 11 May 2015 and approved by the Board of Directors of the Company at their meeting held on 12 May 2015.

7.	The Board of Directors, at their meeting held on 12 May 2015, have recommended a final dividend of Rs. 20 per share subject to the approval of shareholders.

8.	The figures for the previous periods have been re-grouped/ re-classified, wherever necessary, to conform to the current period classification.

9.	The figures of the last quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures up to the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subject to audit.

10.	Research and development expenditure included in Employee benefits expense and Other expenditure is as under:

All amounts in Indian Rupees lakhs

Particulars	Quarter ended			Year ended
	31.03.2015	31.12.2014	31.03.2014	31.03.2015	31.03.2014
Employee benefits expense	6,219	6,180	5,869	24,215	23,497
Other expenditure	25,267	21,454	33,227	88,088	76,320

Total	31,486	27,634	39,096	112,303	99,817

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place:	Hyderabad	G V Prasad
Date:	12 May 2015	Co-Chairman & Chief Executive Officer